Exhibit 99.1

KLA-TENCOR.

SELECTED QUARTERLY CONSOLIDATED

FINANCIAL DATA

On May 22, 2006, the Wall Street Journal published an article about stock option backdating that questioned the stock option practices at several companies, including KLA-Tencor. On May 23, 2006, the Company received a subpoena from the United States Attorney’s Office for the Northern District of California (“USAO”) and a letter of inquiry from the United States Securities and Exchange Commission (“SEC”) regarding the Company’s stock option practices. Later on May 23, 2006, the Company’s Board of Directors appointed a Special Committee composed solely of independent directors to conduct a comprehensive investigation of the Company’s historical stock option practices. The Special Committee promptly engaged independent legal counsel and accounting experts to assist with the investigation. The investigation included an extensive review of the Company’s historical stock option practices, accounting policies, accounting records, supporting documentation, email communications and other documentation, as well as interviews of a number of current and former directors, officers and employees. On September 27, 2006, the Special Committee reported the bulk of its findings and recommendations to the Company’s Board of Directors.

On September 28, 2006, the Company announced that it would have to restate its previously issued financial statements to correct its past accounting for stock options. As a result of the Special Committee investigation, the Company discovered that certain of its stock options, primarily those granted from July 1, 1997 to June 30, 2002, had been retroactively priced for all employees who received these grants. This means that the option exercise price was not the market price of the option shares on the actual grant date of the option, but instead was a lower market price on an earlier date. The actual grant date—when the essential actions necessary to grant the option were completed, including the final determination of the number of shares to be granted to each employee and the exercise price—is the correct measurement date to determine the market price of the option shares under the accounting rules in effect at the time. More than 95% of the total in-the-money value (market price on the actual grant date minus exercise price) of all of our retroactively priced options was attributable to those granted from July 1, 1997 to June 30, 2002.

The Company previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related Interpretations and provided the required pro forma disclosures under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” through its fiscal year ended June 30, 2005. Under APB Opinion No. 25, a non-cash, stock-based compensation expense was recognized for any option for which the exercise price was below the market price on the actual grant date. Because each of the Company’s retroactively priced options had an exercise price below the market price on the actual grant date, there should have been a charge for each of these options under APB Opinion No. 25 equal to the number of option shares, multiplied by the difference between the exercise price and the market price on the actual grant date. That expense should have been amortized over the vesting period of the option. Starting in its fiscal year ended June 30, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment.” As a result, for fiscal year 2006, the additional stock-based compensation expense required to be recorded for each retroactively priced option was equal to the incremental fair value of the option on the actual grant date over the remaining vesting period of the option. The Company did not record these stock-based compensation expenses under APB Opinion No. 25 or SFAS No. 123(R) related to its retroactively priced options in the Company’s previously issued financial statements, and that is why it is restating them in this filing. To correct the Company’s past accounting for stock options, it recorded additional pre-tax, non-cash, stock-based compensation expense of (a) $348 million for the periods July 1, 1994 to June 30, 2005 under APB Opinion No. 25 and (b) $22 million for the year ended June 30, 2006 under SFAS No. 123(R). The Company expects to amortize an additional $6 million of such pre-tax charges under SFAS No. 123(R) in future periods to properly account for past retroactively priced stock options.

The previously filed financial statements for the quarter ended September 30, 2005 are restated in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which is filed concurrently with this Annual Report on Form 10-K. The Company will later restate its previously filed financial statements for the quarters ended December 31, 2005 and March 31, 2006 when the Company files its Quarterly Reports on Form 10-Q for the quarters ended December 31, 2006 and March 31, 2007, respectively. The Company has not amended and does not intend to amend any of its previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by the restatements. Such previous filings should not be relied upon.

In addition to restating the consolidated financial statements in response to the Special Committee’s findings, the Company is recording additional non-cash adjustments that were previously considered to be immaterial relating primarily to the accounting for employee stock purchase plans, corrections for the recognition of deferred tax assets, the release of tax reserves, the timing of revenue recognition, gains and losses on hedging contracts and the calculation of minority interest. The Company has also corrected the classification of certain amounts presented as cash and cash equivalents and marketable securities relating to investments in Variable Rate Demand Notes. For the fiscal years ended June 30, 2004 and prior, the Company previously recorded no stock-based compensation expense; therefore, the additional stock-based compensation expense noted below represents the total stock-based compensation expense for these periods. For the year ended June 30, 2005, the Company recorded $2.9 million of stock-based compensation with a related tax benefit of $1.1 million in its previously reported financial statements. For fiscal 2005, total stock-based compensation was $37.0 million with a related tax benefit of $12.1 million. The income statement impact of the restatement is as follows (in thousands):

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31, 2006			Nine Months Ended March 31, 2006
(In thousands, except per share data)	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Product	$427,676	$1,392	$429,068	$1,229,346	$855	$1,230,201
Service	90,580	—	90,580	260,740	650	261,390

Total revenues	518,256	1,392	519,648	1,490,086	1,505	1,491,591

Costs and operating expenses:
Costs of revenues*	226,620	(45)	226,575	657,943	(16)	657,927
Engineering, research and development*	95,927	1,706	97,633	291,005	4,205	295,210
Selling, general and administrative*	108,364	2,149	110,513	296,440	7,103	303,543

Total costs and operating expenses	430,911	3,810	434,721	1,245,388	11,292	1,256,680

Income from operations	87,345	(2,418)	84,927	244,698	(9,787)	234,911

Interest income and other, net	17,225	—	17,225	48,686	(700)	47,986

Income before income taxes and minority interest	104,570	(2,418)	102,152	293,384	(10,487)	282,897
Provision for income taxes*	7,347	(959)	6,388	44,834	(7,793)	37,041

Income before minority interest	97,223	(1,459)	95,764	248,550	(2,694)	245,856

Minority interest	920	—	920	2,920	—	2,920

Net income	$98,143	$(1,459)	$96,684	$251,470	$(2,694)	$248,776

Net income per share:
Basic	$0.49	$(0.01)	$0.48	$1.27	$(0.02)	$1.25

Diluted	$0.48	$(0.01)	$0.47	$1.23	$(0.01)	$1.22

Weighted-average number of shares:
Basic	199,876	—	199,876	198,498	—	198,498

Diluted	204,818	543	205,361	203,696	598	204,294

* includes the following amounts related to equity awards:
Costs of revenues	$6,243	$(45)	$6,198	$19,666	$(17)	$19,649
Engineering, research and development	10,782	1,706	12,488	33,815	4,204	38,019
Selling, general and administrative	27,526	2,149	29,675	62,152	7,106	69,258
Provision for income taxes	(13,763)	(1,484)	(15,247)	(34,861)	(11,459)	(46,320)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended December 31, 2005			Six Months Ended December 31, 2005
(In thousands, except per share data)	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Product	$401,720	$412	$402,132	$801,670	$(537)	$801,133
Service	86,250	(700)	85,550	170,160	650	170,810

Total revenues	487,970	(288)	487,682	971,830	113	971,943

Costs and operating expenses:
Costs of revenues*	217,103	(888)	216,215	431,323	29	431,352
Engineering, research and development*	98,327	480	98,807	195,078	2,499	197,577
Selling, general and administrative*	96,025	1,641	97,666	188,076	4,954	193,030

Total costs and operating expenses	411,455	1,233	412,688	814,477	7,482	821,959

Income from operations	76,515	(1,521)	74,994	157,353	(7,369)	149,984

Interest income and other, net	16,685	—	16,685	31,461	(700)	30,761

Income before income taxes and minority interest	93,200	(1,521)	91,679	188,814	(8,069)	180,745
Provision for income taxes*	17,806	(1,477)	16,329	37,487	(6,834)	30,653

Income before minority interest	75,394	(44)	75,350	151,327	(1,235)	150,092

Minority interest	1,255	—	1,255	2,000	—	2,000

Net income	$76,649	$(44)	$76,605	$153,327	$(1,235)	$152,092

Net income per share:
Basic	$0.39	$(0.00)	$0.39	$0.78	$(0.01)	$0.77

Diluted	$0.38	$(0.00)	$0.38	$0.76	$(0.01)	$0.75

Weighted-average number of shares:
Basic	198,236	—	198,236	197,824	—	197,824

Diluted	203,345	581	203,926	203,043	591	203,634

* includes the following amounts related to equity awards:
Costs of revenues	6,612	$(339)	$6,273	$13,423	$28	$13,451
Engineering, research and development	12,023	479	12,502	23,033	2,498	25,531
Selling, general and administrative	17,619	2,444	20,063	34,626	4,957	39,583
Provision for income taxes	(10,442)	(5,240)	(15,682)	(21,098)	(9,975)	(31,073)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30, 2005
(In thousands, except per share data)	As previously reported	Adjustments	As restated
Revenues:
Product	$399,950	$(949)	$399,001
Service	83,910	1,350	85,260

Total revenues	483,860	401	484,261

Costs and operating expenses:
Costs of revenues*	214,220	917	215,137
Engineering, research and development*	96,751	2,019	98,770
Selling, general and administrative*	92,051	3,313	95,364

Total costs and operating expenses	403,022	6,249	409,271

Income from operations	80,838	(5,848)	74,990

Interest income and other, net	14,776	(700)	14,076

Income before income taxes and minority interest	95,614	(6,548)	89,066
Provision for income taxes*	19,681	(5,357)	14,324

Income before minority interest	75,933	(1,191)	74,742

Minority interest	745	—	745

Net income	$76,678	$(1,191)	$75,487

Net income per share:
Basic	$0.39	$(0.01)	$0.38

Diluted	$0.38	$(0.01)	$0.37

Weighted-average number of shares:
Basic	197,408	—	197,408

Diluted	202,715	577	203,292

* includes the following amounts related to equity awards:
Costs of revenues	$6,811	$367	$7,178
Engineering, research and development	11,010	2,019	13,029
Selling, general and administrative	17,007	2,513	19,520
Provision for income taxes	(10,656)	(4,735)	(15,391)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31, 2005			Nine Months Ended March 31, 2005
(In thousands, except per share data)	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Product	$463,171	$(1,770)	$461,401	$1,360,412	$(1,770)	$1,358,642
Service	78,440	—	78,440	232,825	—	232,825

Total revenues	541,611	(1,770)	539,841	1,593,237	(1,770)	1,591,467

Costs and operating expenses:
Costs of revenues*	221,838	3,699	225,537	655,042	7,276	662,318
Engineering, research and development*	88,812	2,660	91,472	253,120	8,971	262,091
Selling, general and administrative*	76,114	3,083	79,197	217,753	10,777	228,530

Total costs and operating expenses	386,764	9,442	396,206	1,125,915	27,024	1,152,939

Income from operations	154,847	(11,212)	143,635	467,322	(28,794)	438,528

Interest income and other, net	7,292	—	7,292	22,054	600	22,654

Income before income taxes and minority interest	162,139	(11,212)	150,927	489,376	(28,194)	461,182
Provision for income taxes*	40,065	(4,936)	35,129	130,055	(15,730)	114,325

Income before minority interest	122,074	(6,276)	115,798	359,321	(12,464)	346,857

Minority interest	1,089	—	1,089	2,324	—	2,324

Net income	$123,163	$(6,276)	$116,887	$361,645	$(12,464)	$349,181

Net income per share:
Basic	$0.63	$(0.03)	$0.59	$1.84	$(0.06)	$1.78

Diluted	$0.61	$(0.03)	$0.58	$1.80	$(0.06)	$1.74

Weighted-average number of shares:
Basic	196,883	—	196,883	196,244	—	196,244

Diluted	202,329	417	202,746	201,058	16	201,074

* includes the following amounts related to equity awards:
Costs of revenues	$—	$3,698	$3,698	$—	$7,795	$7,795
Engineering, research and development	25	2,660	2,685	523	8,971	9,494
Selling, general and administrative	773	3,083	3,856	1,394	10,177	11,571
Provision for income taxes	—	(4,265)	(4,265)	(1,085)	(9,346)	(10,431)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended December 31, 2004			Six Months Ended December 31, 2004
(In thousands, except per share data)	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Product	$454,945	$—	$454,945	$897,241	$—	$897,241
Service	77,908	—	77,908	154,385	—	154,385

Total revenues	532,853	—	532,853	1,051,626	—	1,051,626

Costs and operating expenses:
Costs of revenues*	217,735	1,354	219,089	433,204	3,577	436,781
Engineering, research and development*	87,161	2,864	90,025	164,308	6,311	170,619
Selling, general and administrative*	72,449	2,957	75,406	141,639	7,694	149,333

Total costs and operating expenses	377,345	7,175	384,520	739,151	17,582	756,733

Income from operations	155,508	(7,175)	148,333	312,475	(17,582)	294,893
Interest income and other, net	7,777	—	7,777	14,762	600	15,362

Income before income taxes and minority interest	163,285	(7,175)	156,110	327,237	(16,982)	310,255
Provision for income taxes*	42,443	(7,120)	35,323	89,990	(10,794)	79,196

Income before minority interest	120,842	(55)	120,787	237,247	(6,188)	231,059

Minority interest	1,235	—	1,235	1,235	—	1,235

Net income	$122,077	$(55)	$122,022	$238,482	$(6,188)	$232,294

Net income per share:
Basic	$0.62	$(0.00)	$0.62	$1.22	$(0.03)	$1.19

Diluted	$0.61	$(0.00)	$0.61	$1.19	$(0.03)	$1.16

Weighted-average number of shares:
Basic	195,681	—	195,681	195,976	—	195,976

Diluted	200,946	399	201,345	200,477	8	200,485

* includes the following amounts related to equity awards:
Costs of revenues	$—	$1,354	$1,354	$—	$4,097	$4,097
Engineering, research and development	498	2,864	3,362	498	6,311	6,809
Selling, general and administrative	621	2,957	3,578	621	7,094	7,715
Provision for income taxes	—	(2,293)	(2,293)	(1,085)	(5,081)	(6,166)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30, 2004
(In thousands, except per share data)	As previously reported	Adjustments	As restated
Revenues:
Product	$442,296	$—	$442,296
Service	76,477	—	76,477

Total revenues	518,773	—	518,773

Costs and operating expenses:
Costs of revenues*	215,469	2,223	217,692
Engineering, research and development*	77,147	3,447	80,594
Selling, general and administrative*	69,190	4,737	73,927

Total costs and operating expenses	361,806	10,407	372,213

Income from operations	156,967	(10,407)	146,560

Interest income and other, net	6,985	600	7,585

Income before income taxes and minority interest	163,952	(9,807)	154,145
Provision for income taxes*	47,547	(3,674)	43,873

Income before minority interest	116,405	(6,133)	110,272

Minority interest

Net income	$116,405	$(6,133)	$110,272

Net income per share:
Basic	$0.59	$(0.03)	$0.56

Diluted	$0.58	$(0.03)	$0.55

Weighted-average number of shares:
Basic	196,110	—	196,110

Diluted	199,969	(8)	199,961

* includes the following amounts related to equity awards:
Costs of revenues	$—	$2,743	$2,743
Engineering, research and development	—	3,447	3,447
Selling, general and administrative	—	4,137	4,137
Provision for income taxes	(1,085)	2,788	(3,873)

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31, 2006
(in thousands, except per share data)	As previously reported	Adjustments	As restated
ASSETS

Current assets:
Cash and cash equivalents	$961,995	$—	$961,995
Marketable securities	1,323,300	—	1,323,300
Accounts receivable, net	456,288	159	456,447
Inventories	438,443	3,912	442,355
Deferred income taxes	291,133	(2,255)	288,878
Other current assets	57,014	—	57,014

Total current assets	3,528,173	1,816	3,529,989

Land, property and equipment, net	395,123	—	395,123
Other assets	438,022	51,828	489,850

Total assets	$4,361,318	$53,644	$4,414,962

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$97,709	$—	$97,709
Deferred system profit	219,868	1,686	221,554
Unearned revenue	73,924	158	74,082
Other current liabilities	545,601	4,667	550,268

Total current liabilities	937,102	6,511	943,613

Commitments and contingencies (Note 12)

Minority interest in subsidiary	11,069	(2,009)	9,060

Stockholders’ equity:
Common stock and capital in excess of par value	1,142,015	284,892	1,426,907
Retained earnings	2,263,647	(233,726)	2,029,921
Accumulated other comprehensive income	7,485	(2,024)	5,461

Total stockholders’ equity	3,413,147	49,142	3,462,289

Total liabilities and stockholders’ equity	$4,361,318	$53,644	$4,414,962

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2005
(in thousands, except per share data)	As previously reported	Adjustments	As restated
ASSETS

Current assets:
Cash and cash equivalents	$937,193	$—	$937,193
Marketable securities	1,290,037	—	1,290,037
Accounts receivable, net	371,873	157	372,030
Inventories	411,796	2,930	414,726
Deferred income taxes	288,456	(2,255)	286,201
Other current assets	49,119	—	49,119

Total current assets	3,348,474	832	3,349,306
Land, property and equipment, net	387,839	—	387,839
Other assets	428,223	53,969	482,192

Total assets	$4,164,536	$54,801	$4,219,337

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$79,142	$—	$79,142
Deferred system profit	163,967	2,500	166,467
Unearned revenue	74,701	156	74,857
Other current liabilities	541,911	4,624	546,535

Total current liabilities	859,721	7,280	867,001

Commitments and contingencies (Note 12)

Minority interest in subsidiary	8,831	(2,009)	6,822

Stockholders’ equity:
Common stock and capital in excess of par value	1,098,263	282,428	1,380,691
Retained earnings	2,189,515	(232,267)	1,957,248
Accumulated other comprehensive income	8,206	(631)	7,575

Total stockholders’ equity	3,295,984	49,530	3,345,514

Total liabilities and stockholders’ equity	$4,164,536	$54,801	$4,219,337

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2005
(in thousands, except per share data)	As previously reported	Adjustments	As restated
ASSETS

Current assets:
Cash and cash equivalents	$748,522	$—	$748,522
Marketable securities	1,434,224	—	1,434,224
Accounts receivable, net	307,194	157	307,351
Inventories	396,006	3,158	399,164
Deferred income taxes	280,253	(2,255)	277,998
Other current assets	56,032	—	56,032

Total current assets	3,222,231	1,060	3,223,291

Land, property and equipment, net	382,713	—	382,713
Other assets	425,654	52,228	477,882

Total assets	$4,030,598	$53,288	$4,083,886

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$58,001	$—	$58,001
Deferred system profit	180,347	4,159	184,506
Unearned revenue	75,003	(544)	74,459
Other current liabilities	543,039	2,213	545,252

Total current liabilities	856,390	5,828	862,218

Commitments and contingencies (Note 12)

Minority interest in subsidiary	10,086	(2,009)	8,077

Stockholders’ equity:

Common stock and capital in excess of par value	1,015,660	283,027	1,298,687
Retained earnings	2,136,607	(232,223)	1,904,384
Accumulated other comprehensive income	11,855	(1,335)	10,520

Total stockholders’ equity	3,164,122	49,469	3,213,591

Total liabilities and stockholders’ equity	$4,030,598	$53,288	$4,083,886

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended March 31, 2006
(in thousands)	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$251,470	$(2,694)	$248,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,495	700	52,195
Non-cash, stock-based compensation	115,633	11,293	126,926
Minority interest	(2,920)		(2,920)
Net loss on sale of marketable securities and other investments	3,419		3,419
Tax benefit from employee stock options	44,100	(13,424)	30,676
Excess tax benefit from stock-based compensation cost	(16,676)	3,432	(13,244)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(136,017)	(159)	(136,176)
Inventories	(75,850)	(2,411)	(78,261)
Other assets	(23,720)	2,458	(21,262)
Accounts payable	29,611		29,611
Deferred system profit	9,969	(552)	9,417
Other current liabilities	(69,131)	4,789	(64,342)

Net cash provided by operating activities	181,383	3,432	184,815

Cash flows from investing activities:
Acquisitions of businesses, net of cash received	(7,664)		(7,664)
Purchase of property, plant and equipment	(59,124)		(59,124)
Purchase of available-for-sale securities	(3,241,357)		(3,241,357)
Proceeds from sale of available-for-sale securities	3,290,827		3,290,827
Proceeds from maturity of available-for-sale securities	136,907		136,907

Net cash provided by investing activities	119,589	—	119,589

Cash flows from financing activities:
Issuance of common stock	180,307		180,307
Payment of dividends to stockholders	(71,461)		(71,461)
Excess tax benefit from stock-based compensation cost	16,676	(3,432)	13,244
Stock repurchases	(143,132)		(143,132)
Proceeds from sale of minority interest in subsidiary	4,736		4,736

Net cash used in financing activities	(12,874)	(3,432)	(16,306)

Effect of exchange rate changes on cash and cash equivalents	10,734		10,734

Net increase in cash and cash equivalents	298,832	—	298,832

Cash and cash equivalents at beginning of period	663,163		663,163

Cash and cash equivalents at end of period	$961,995	$—	$961,995

Supplemental cash flow disclosures:
Income taxes paid, net	$61,143		$61,143
Interest paid	$1,066		$1,066

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2005
(in thousands)	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$153,327	$(1,235)	$152,092
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,866	700	35,566
Non-cash, stock-based compensation	71,082	7,483	78,565
Minority interest	(2,000)		(2,000)
Net loss on sale of marketable securities and other investments	1,195		1,195
Tax benefit from employee stock options	31,086	(10,276)	20,810
Excess tax benefit from stock-based compensation cost	(10,791)	2,138	(8,653)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(52,921)	(157)	(53,078)
Inventories	(49,939)	(1,429)	(51,368)
Other assets	(7,795)	317	(7,478)
Accounts payable	11,828		11,828
Deferred system profit	(45,932)	262	(45,670)
Other current liabilities	(63,000)	4,335	(58,665)

Net cash provided by operating activities	71,006	2,138	73,144

Cash flows from investing activities:
Acquisitions of businesses, net of cash received	(7,664)		(7,664)
Purchase of property, plant and equipment	(38,785)		(38,785)
Purchase of available-for-sale securities	(2,030,432)		(2,030,432)
Proceeds from sale of available-for-sale securities	2,146,643		2,146,643
Proceeds from maturity of available-for-sale securities	109,087		109,087

Net cash provided by investing activities	178,849	—	178,849

Cash flows from financing activities:
Issuance of common stock	136,340		136,340
Payment of dividends to stockholders	(47,450)		(47,450)
Excess tax benefit from stock-based compensation cost	10,791	(2,138)	8,653
Stock repurchases	(84,362)		(84,362)
Proceeds from sale of minority interest in subsidiary	1,579		1,579

Net cash provided by financing activities	16,898	(2,138)	14,760

Effect of exchange rate changes on cash and cash equivalents	7,277		7,277

Net increase in cash and cash equivalents	274,030	—	274,030

Cash and cash equivalents at beginning of period	663,163		663,163

Cash and cash equivalents at end of period	$937,193	$—	$937,193

Supplemental cash flow disclosures:
Income taxes paid, net	$12,434		$12,434
Interest paid	$600		$600

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended September 30, 2005
(in thousands)	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$76,678	$(1,191)	$75,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,114	700	17,814
Non-cash, stock-based compensation	34,828	4,899	39,727
Minority interest	(745)		(745)
Net gain on sale of marketable securities and other investments	(441)		(441)
Tax benefit from employee stock options	14,145	(6,791)	7,354
Excess tax benefit from stock-based compensation cost	(5,018)	527	(4,491)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	21,141	(157)	20,984
Inventories	(36,310)	(1,657)	(37,967)
Other assets	(15,085)	2,058	(13,027)
Accounts payable	(9,288)		(9,288)
Deferred system profit	(29,552)	1,921	(27,631)
Other current liabilities	(55,505)	218	(55,287)

Net cash provided by operating activities	11,962	527	12,489

Cash flows from investing activities:
Purchase of property, plant and equipment	(18,049)		(18,049)
Purchase of available-for-sale securities	(1,236,258)		(1,236,258)
Proceeds from sale of available-for-sale securities	1,260,882		1,260,882
Proceeds from maturity of available-for-sale securities	63,036		63,036

Net cash provided by investing activities	69,611	—	69,611

Cash flows from financing activities:
Issuance of common stock	56,142		56,142
Payment of dividends to stockholders	(23,709)		(23,709)
Excess tax benefit from stock-based compensation cost	5,018	(527)	4,491
Stock repurchases	(35,488)		(35,488)
Proceeds from sale of minority interest in subsidiary	1,579		1,579

Net cash provided by financing activities	3,542	(527)	3,015

Effect of exchange rate changes on cash and cash equivalents	244		244

Net increase in cash and cash equivalents	85,359	—	85,359

Cash and cash equivalents at beginning of period	663,163		663,163

Cash and cash equivalents at end of period	$748,522	$—	$748,522

Supplemental cash flow disclosures:
Income taxes paid, net	$8,660		$8,660
Interest paid	$297		$297

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended March 31, 2005
(in thousands)	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$361,645	$(12,464)	$349,181
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,398		53,398
Non-cash, stock-based compensation	1,917	26,943	28,860
Minority interest	(2,324)		(2,324)
Net loss on sale of marketable securities and other investments	3,360		3,360
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(68,891)		(68,891)
Inventories	(13,985)	577	(13,408)
Other assets	(39,564)	(4,023)	(43,587)
Accounts payable	(15)		(15)
Deferred system profit	(12,606)	3,378	(9,228)
Other current liabilities	70,124	(14,411)	55,713

Net cash provided by operating activities	353,059	—	353,059

Cash flows from investing activities:
Acquisitions of businesses, net of cash received	(44,628)		(44,628)
Purchase of property, plant and equipment	(54,331)		(54,331)
Purchase of available-for-sale securities	(2,476,221)		(2,476,221)
Proceeds from sale of available-for-sale securities	1,965,743		1,965,743
Proceeds from maturity of available-for-sale securities	266,372		266,372

Net cash used in investing activities	(343,065)	—	(343,065)

Cash flows from financing activities:
Issuance of common stock	103,304		103,304
Stock repurchases	(135,443)		(135,443)
Proceeds from sale of minority interest in subsidiary	10,000		10,000

Net cash used in financing activities	(22,139)	—	(22,139)

Effect of exchange rate changes on cash and cash equivalents	9,160		9,160

Net decrease in cash and cash equivalents	(2,985)	—	(2,985)

Cash and cash equivalents at beginning of period	353,882		353,882

Cash and cash equivalents at end of period	$350,897	$—	$350,897

Supplemental cash flow disclosures:
Income taxes paid, net	$121,426		$121,426
Interest paid	$717		$717

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2004
(in thousands)	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$238,482	$(6,188)	$232,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,659		36,659
Non-cash, stock-based compensation	1,119	17,502	18,621
Minority interest	(1,235)		(1,235)
Net loss on sale of marketable securities and other investments	1,939	1,939
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(60,020)		(60,020)
Inventories	(11,354)	979	(10,375)
Other assets	(26,786)	(3,966)	(30,752)
Accounts payable	(20,767)		(20,767)
Deferred system profit	(16,654)	(1,049)	(17,703)
Other current liabilities	30,100	(7,278)	22,822

Net cash provided by operating activities	171,483	—	171,483

Cash flows from investing activities:
Acquisitions of businesses, net of cash received	(44,628)		(44,628)
Purchase of property, plant and equipment	(47,086)		(47,086)
Purchase of available-for-sale securities	(1,568,749)		(1,568,749)
Proceeds from sale of available-for-sale securities	1,196,402		1,196,402
Proceeds from maturity of available-for-sale securities	221,636		221,636

Net cash used in investing activities	(242,425)	—	(242,425)

Cash flows from financing activities:
Issuance of common stock	70,876		70,876
Stock repurchases	(111,122)		(111,122)
Proceeds from sale of minority interest in subsidiary	10,000		10,000

Net cash used in financing activities	(30,246)	—	(30,246)

Effect of exchange rate changes on cash and cash equivalents	5,202		5,202

Net decrease in cash and cash equivalents	(95,986)	—	(95,986)

Cash and cash equivalents at beginning of period	353,882		353,882

Cash and cash equivalents at end of period	$257,896	$—	$257,896

Supplemental cash flow disclosures:
Income taxes paid, net	$80,917		$80,917
Interest paid	$501		$501

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended September 30, 2004
(in thousands)	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$116,405	$(6,133)	$110,272
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,590		18,590
Non-cash, stock-based compensation		10,327	10,327
Net loss on sale of marketable securities and other investments	536		536
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	4,012		4,012
Inventories	(35,455)	111	(35,344)
Other assets	(7,599)	(2,085)	(9,684)
Accounts payable	(10,775)		(10,775)
Deferred system profit	(3,358)	174	(3,184)
Other current liabilities	8,433	(2,394)	6,039

Net cash provided by operating activities	90,789	—	90,789

Cash flows from investing activities:
Acquisitions of businesses, net of cash received	(4,050)		(4,050)
Purchase of property, plant and equipment	(17,796)		(17,796)
Purchase of marketable securities	(908,525)		(908,525)
Proceeds from sale of marketable securities	744,226		744,226
Proceeds from maturity of available-for-sale securities	106,757		106,757

Net cash used in investing activities	(79,388)	—	(79,388)

Cash flows from financing activities:
Issuance of common stock	11,973		11,973
Stock repurchases	(74,212)		(74,212)

Net cash used in financing activities	(62,239)	—	(62,239)

Effect of exchange rate changes on cash and cash equivalents	2,043		2,043

Net decrease in cash and cash equivalents	(48,795)	—	(48,795)

Cash and cash equivalents at beginning of period	353,882		353,882

Cash and cash equivalents at end of period	$305,087	$—	$305,087

Supplemental cash flow disclosures:
Income taxes paid, net	$36,009		$36,009
Interest paid	$269		$269

Management’s Discussion and Analysis for the first Three Quarters of Fiscal Year 2006

Revenues and Gross Margin

	Three months ended			Six months ended December 31, 2005	Nine months ended March 31, 2006
(in millions)	March 31, 2006	December 31, 2005	September 30, 2005
	As restated	As restated	As restated	As restated	As restated
Revenues:
Product	$429	$402	$399	$801	$1,230
Service	91	86	85	171	262

Total revenues	$520	$488	$484	$972	$1,492

Costs of revenues	$227	$216	$215	$431	$658

Stock-based compensation expense included in costs of revenues	$6	$7	$7	$14	$20

Gross margin percentage	56%	56%	55%	56%	56%

Stock-based compensation expense included in costs of revenues as a percentage of total revenues	1%	1%	1%	1%	1%

	Three months ended				Six months ended December 31, 2004	Nine months ended March 31, 2005
(in millions)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	As restated	As restated	As restated	As restated	As restated	As restated
Revenues:
Product	$409	$462	$455	$442	$897	$1,359
Service	81	78	78	77	155	233

Total revenues	$490	$540	$533	$519	$1,052	$1,592

Costs of revenues	$209	$226	$219	$218	$437	$663

Stock-based compensation expense included in costs of revenues	$1	$4	$1	$3	$4	$8

Gross margin percentage	57%	58%	59%	58%	58%	58%

Stock-based compensation expense included in costs of revenues as a percentage of total revenues	0%	1%	0%	1%	0%	1%

Product revenues

For the quarter ended March 31, 2006

Product revenues increased $27 million or 7% to $429 million during the third quarter of fiscal year 2006 from $402 million during the second quarter of fiscal year 2006. Third quarter of fiscal 2006 product revenues were $33 million or 7% lower than the same period in the previous fiscal year. Product revenues decreased by $129 million or 9% to $1,230 million during the nine months ended March 31, 2006 from $1,359 million during the nine months ended March 31, 2005. Product revenue decreases were primarily the result of a lower level of orders received in prior quarters.

Per our revenue recognition policy, we do not require written acceptance from the customer under certain situations. Revenue recognized under conditions where our policy does not require the need for a written acceptance by the customer was approximately 5.3%, 2.6% and 6.0% of total revenue for the three months ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively, and 3.7% and 7.4% for the nine months ended March 31, 2006 and 2005, respectively.

For the three and nine months ended March 31, 2006, no customer accounted for greater than 10% of revenue. For the three months ended March 31, 2005, two customers accounted for 11% and 10% of revenue, respectively. For the nine months ended March 31, 2005, one customer accounted for 11% of revenue.

For the quarter ended December 31, 2005

Product revenues increased $3 million or less than 1% to $402 million during the second quarter of fiscal year 2006 from $399 million during the first quarter of fiscal year 2006. Second quarter of fiscal 2006 product revenues were $53 million or 12% lower than the same period in the previous fiscal year. Product revenues decreased by $96 million or 11% to $801 million during the six months ended December 31, 2005 from $897 million during the six months ended December 31, 2004. Product revenue decreases were primarily the result of a lower level of orders received in prior quarters.

Per our revenue recognition policy, we do not require written acceptance from the customer under certain situations. Revenue recognized under conditions where our policy does not require the need for a written acceptance by the customer was approximately 2.6%, 3.2% and 9.4% of total revenue for the three months ended December 31, 2005, September 30, 2005 and December 31, 2004, respectively, and 2.9% and 7.9% for the six months ended December 31, 2005 and 2004, respectively.

For the three months ended December 31, 2005, no customer accounted for greater than 10% of revenue. For the three months ended December 31, 2004, one customer accounted for 11% of revenue. For the six months ended December 31, 2005, two customers each accounted for 10% of revenue. For the six months ended December 31, 2004, one customer accounted for 11% of revenue.

For the quarter ended September 30, 2005

Product revenues decreased $10 million or 2% to $399 million during the first quarter of fiscal year 2006 from $409 million during the fourth quarter of fiscal year 2005. First quarter of fiscal 2006 product revenues were $43 million or 10% lower than the same period in the previous fiscal year. Product revenue decreases were primarily the result of a lower level of orders received in prior quarters.

Per our revenue recognition policy, we do not require written acceptance from the customer under certain situations. Revenue recognized under conditions where our policy does not require the need for a written acceptance by the customer was approximately 3.2%, 4.0% and 6.5% of total revenue for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004, respectively.

For the three months ended September 30, 2005, two customers accounted for 16% and 11% of revenue, respectively. For the three months ended June 30, 2005, one customer accounted for 11% of revenue. For the three months ended September 30, 2004, one customer accounted for 11% of revenue.

Service revenues

For the quarter ended March 31, 2006

Service revenue is generated from maintenance service contracts, as well as time and material billable service calls made to our customers after the expiration of the warranty period. Service revenues increased by $5 million or 6% to $91 million during the third quarter of fiscal year 2006 from $86 million during the second quarter of fiscal year 2006. Third quarter of fiscal 2006 service revenues were $13 million or 17% higher than the same period in the previous fiscal year. Service revenues increased by $29 million or 12% to $262 million during the nine months ended March 31, 2006 from $233 million during the nine months ended March 31, 2005. The increase in service revenue is due to an increase in the number of post-warranty systems installed at our customers’ sites and the degree of utilization of those systems.

For the quarter December 31, 2005

Service revenues increased by $1 million or 1% to $86 million during the second quarter of fiscal year 2006 from $85 million during the first quarter of fiscal year 2006. Second quarter of fiscal 2006 service revenues were $8 million or 10% higher than the same period in the previous fiscal year. Service revenues increased by $16 million or 10% to $171 million during the six months ended December 31, 2005 from $155 million during the six months ended December 31, 2004. The increase in service revenue is due to an increase in the number of post-warranty systems installed at our customers’ sites and the degree of utilization of those systems.

For the quarter ended September 30, 2005

Service revenues increased by $4 million or 5% to $85 million during the first quarter of fiscal year 2006 from $81 million during the fourth quarter of fiscal year 2005. First quarter of fiscal 2006 service revenues were $8 million or 10% higher than the same period in the previous fiscal year. The increase in service revenue is due to an increase in the number of post-warranty systems installed at our customers’ sites and the degree of utilization of those systems.

Gross margin

For the quarter ended March 31, 2006

Gross margin percentage remained relatively flat at 56% during the third quarter of fiscal year 2006 compared to the second quarter of fiscal year 2006 and declined by 2 percentage points compared to 58% during the same period in the prior fiscal year. This decline is attributable to lower revenue levels and stock-based compensation expense recorded during the third quarter of fiscal year 2006. Gross margin percentage at 56% during the nine months ended March 31, 2006 declined by 2 percentage points compared to 58% during the same period in the prior fiscal year. This decline is attributable to lower revenue levels and stock-based compensation expense recorded during the nine months ended March 31, 2006.

For the quarter ended December 31, 2005

Gross margin percentage increased by 1 percentage point to 56% during the during the second quarter of fiscal year 2006 compared to 55% during the first quarter of fiscal year 2006 and declined by 3 percentage points compared to 59% during the same period in the prior fiscal year. Of this decline, 2 percentage points are attributable to lower revenue levels; and 1 percentage point is attributable to stock-based compensation expense recorded during the second quarter of fiscal year 2006.

For the quarter ended September 30, 2005

Gross margin percentage declined by 2 percentage points to 55% during the first quarter of fiscal year 2006 compared to 57% during the fourth quarter of fiscal year 2005 and declined by 3 percentage points compared to 58% during the same period in the prior fiscal year. Of this decline, 1 percentage point is attributable to lower revenue levels and the increased costs of our installation, customer service and support programs; and 1 percentage point is attributable to stock-based compensation expense recorded during the first quarter of fiscal year 2006.

Engineering, Research and Development (“R&D”)

	Three months ended			Six months ended December 31, 2005	Nine months ended March 31, 2006
(in millions)	March 31, 2006	December 31, 2005	September 30, 2005
	As restated	As restated	As restated	As restated	As restated
R&D expenses	$97	$99	$99	$198	$295

Stock-based compensation expense included in R&D expenses	$12	$13	$13	$26	$38

R&D expenses as a percentage of total revenues	19%	20%	20%	20%	20%

Stock-based compensation expense included in R&D expenses as a percentage of total revenues	2%	3%	3%	3%	3%

	Three months ended				Six months ended December 31, 2004	Nine months ended March 31, 2005
(in millions)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	As restated	As restated	As restated	As restated	As restated	As restated
R&D expenses	$90	$91	$90	$81	$171	$262

Stock-based compensation expense included in R&D expenses	$3	$3	$3	$3	$6	$9

R&D expenses as a percentage of total revenues	18%	17%	17%	16%	16%	16%

Stock-based compensation expense included in R&D expenses as a percentage of total revenues	1%	1%	1%	1%	1%	1%

For the quarter ended March 31, 2006

R&D expenses decreased $2 million or 2% to $97 million during the third quarter of fiscal year 2006 from $99 million during the second quarter of fiscal year 2006. Third quarter of fiscal 2006 R&D expenses were $6 million or 7% higher than the same period in the previous fiscal year. R&D expenses increased by $33 million or 13% to $295 million during the nine months ended March 31, 2006 from $262 million during the six months ended March 31, 2005. The increase in R&D expenses compared to the previous fiscal year is primarily attributable to stock-based compensation expenses recorded during the current fiscal year.

R&D expenses include the benefit of external funding received of $2 million during each of the three months ended March 31, 2006, December 31, 2005, and March 31, 2005. R&D expenses include $7 million and

$5 million of external funding received during the nine months ended March 31, 2006 and 2005, respectively. The external funding was received for certain strategic development programs conducted with several of our customers and from government grants.

Our future operating results will depend significantly on our ability to produce products and provide services that have a competitive advantage in our marketplace. To do this, we believe that we must continue to make substantial investments in our research and development. We remain committed to product development in new and emerging technologies as we address the yield challenges our customers face at future technology nodes.

For the quarter ended December 31, 2005

R&D expenses remained relatively flat at $99 million during the second quarter of fiscal year 2006 compared to the first quarter of fiscal year 2006. Second quarter of fiscal 2006 R&D expenses were $9 million or 10% higher than the same period in the previous fiscal year primarily due to stock-based-compensation and increased cost of engineering project materials. R&D expenses increased by $27 million or 16% to $198 million during the six months ended December 31, 2005 from $171 million during the six months ended December 31, 2004 primarily due to stock-based compensation expense.

R&D expenses include the benefit of $2 million, $3 million and $1 million of external funding received during the three months ended December 31, 2005, September 30, 2005, and December 31, 2004, respectively. R&D expenses include the benefit of $5 million and $3 million of external funding received during the six months ended December 31, 2005 and 2004, respectively. The external funding was received for certain strategic development programs conducted with several of our customers and from government grants.

Our future operating results will depend significantly on our ability to produce products and provide services that have a competitive advantage in our marketplace. To do this, we believe that we must continue to make substantial investments in our research and development efforts. We remain committed to product development in new and emerging technologies as we address the yield challenges our customers face at future technology nodes.

For the quarter ended September 30, 2005

R&D expenses increased $9 million or 10% to $99 million during the first quarter of fiscal year 2006 from $90 million during the fourth quarter of fiscal year 2005 and increased $18 million or 22% compared to the same period in the previous fiscal year primarily due to stock-based compensation expense. Stock-based compensation expense included in R&D expenses was $13 million or 3% of total revenues during the first quarter of fiscal year 2006 compared to $3 million during the fourth quarter of fiscal year 2005 and the same period in the previous fiscal year.

R&D expenses include the benefit of $3 million of external funding received during the three months ended September 30, 2005 for certain strategic development programs conducted with several of our customers and from government grants.

The businesses acquired during fiscal year 2005 contributed $4 million of the R&D expenses during the three months ended September 30, 2005 and June 30, 2005 and none during the same period in the previous fiscal year.

Our future operating results will depend significantly on our ability to produce products and provide services that have a competitive advantage in our marketplace. To do this, we believe that we must continue to make substantial investments in our research and development efforts. We remain committed to product development in new and emerging technologies as we address the yield challenges our customers face at future technology nodes.

Selling, General and Administrative (“SG&A”)

	Three months ended			Six months ended December 31, 2005	Nine months ended March 31, 2006
(in millions)	March 31, 2006	December 31, 2005	September 30, 2005
	As restated	As restated	As restated	As restated	As restated
SG&A expenses	$111	$98	$95	$193	$304

Stock-based compensation expense included in SG&A expenses	$30	$20	$20	$40	$70

SG&A expenses as a percentage of total revenues	21%	20%	20%	20%	20%

Stock-based compensation expense included in SG&A expenses as a percentage of total revenues	6%	4%	4%	4%	5%

	Three months ended				Six months ended December 31, 2004	Nine months ended March 31, 2005
(in millions)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	As restated	As restated	As restated	As restated	As restated	As restated
SG&A expenses	$85	$79	$75	$74	$149	$228

Stock-based compensation expense included in SG&A expenses	$4	$4	$4	$4	$8	$12

SG&A expenses as a percentage of total revenues	17%	15%	14%	14%	14%	14%

Stock-based compensation expense included in SG&A expenses as a percentage of total revenues	1%	1%	1%	1%	1%	1%

For the quarter ended March 31, 2006

SG&A expenses increased $13 million or 13% to $111 million during the third quarter of fiscal year 2006 from $98 million during the second quarter of fiscal year 2006. Third quarter of fiscal 2006 SG&A expenses were $32 million or 41% higher than the same period in the previous fiscal year. SG&A expenses increased by $76 million or 33% to $304 million during the nine months ended March 31, 2006 from $228 million during the nine months ended March 31, 2005. The increase in SG&A expenses compared to the previous fiscal year is primarily attributable to stock-based compensation expenses recorded during the current fiscal year.

The increase in SG&A compared to the previous quarter is primarily due to higher compensation costs associated with an increase in customer application support and increased staffing and stock-based compensation expense. The increase in SG&A expenses compared to the same period in the prior fiscal year is due to an increase in customer application support, increased staffing and consolidating the results of operations of the entities acquired during fiscal year 2005 in addition to stock-based compensation expense. The businesses acquired during fiscal year 2005 contributed $9 million and $6 million of the SG&A expenses during the nine months ended March 31, 2006 and 2005, respectively.

For the quarter ended December 31, 2005

SG&A expenses increased $3 million or 3% to $98 million during the second quarter of fiscal year 2006 from $95 million during the first quarter of fiscal year 2006. Second quarter of fiscal 2006 SG&A expenses were

$23 million or 31% higher than the same period in the previous fiscal year. SG&A expenses increased by $44 million or 30% to $193 million during the six months ended December 31, 2005 from $149 million during the six months ended December 31, 2004. The increase in SG&A expenses compared to the previous fiscal year is primarily attributable to stock-based compensation expenses recorded during the current fiscal year.

The increase in SG&A expenses compared to the previous quarter is primarily due to higher compensation costs associated with an increase in customer application support and increased staffing. The increase in SG&A expenses compared to the same period in the prior fiscal year is due to an increase in customer application support, increased staffing and consolidating the results of operations of the entities acquired during fiscal year 2005 in addition to stock-based compensation expense. The entities acquired during fiscal year 2005 contributed $3 million, $3 million and $3 million of the SG&A expenses for the three months ended December 31, 2005, September 30, 2005 and December 31, 2004, respectively. The businesses acquired during fiscal year 2005 contributed $6 million and $3 million of the SG&A expenses during the six months ended December 31, 2005 and 2004, respectively.

For the quarter ended September 30, 2005

SG&A expenses increased $10 million or 12% to $95 million during the first quarter of fiscal year 2006 from $85 million during the fourth quarter of fiscal year 2005 and increased $21 million or 28% compared to the same period in the previous fiscal year.

The increase in SG&A expenses compared to the previous quarter is primarily due to stock-based compensation expense offset by Company mandated time-off during the first quarter of fiscal 2006 and. The increase in SG&A expenses compared to the same period in the prior fiscal year is due to an increase in customer application support, increased staffing and consolidating the results of operations of the entities acquired during fiscal year 2005 in addition to stock-based compensation expense. The entities acquired during fiscal year 2005 contributed $3 million of the SG&A expenses for the three months ended September 30, 2005, $4 million of the SG&A expenses during the three months ended June 30, 2005 and none during the same period in the previous fiscal year.

Interest Income and Other, Net

	Three months ended			Six months ended December 31, 2005	Nine months ended March 31, 2006
(in millions)	March 31, 2006	December 31, 2005	September 30, 2005
	As restated	As restated	As restated	As restated	As restated
Interest income and other, net	$17	$17	$14	$31	$48
Percentage of total revenues	3%	3%	3%	3%	3%

	Three months ended				Six months ended December 31, 2004	Nine months ended March 31, 2005
(in millions)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	As restated	As restated	As restated	As restated	As restated	As restated
Interest income and other, net	$15	$7	$8	$7	$15	$22
Percentage of total revenues	3%	1%	2%	1%	1%	1%

For the quarter ended March 31, 2006

Interest income and other, net is comprised primarily of interest income earned on the investment and cash portfolio, realized gains or losses on sales of marketable securities, as well as income recognized upon settlement of certain foreign currency contracts. The increase in interest income and other, net, compared to the same period in the prior fiscal year is primarily due to the increase in cash levels and short-term interest rates.

For the quarter ended December 31, 2005

Interest income and other, net is comprised primarily of interest income earned on the investment and cash portfolio, realized gains or losses on sales of marketable securities, as well as income recognized upon settlement of certain foreign currency contracts. The increase in interest income and other, net compared to the same period in the prior fiscal year is primarily due to the increase in short-term interest rates.

For the quarter ended September 30, 2005

Interest income and other, net is comprised primarily of interest income earned on the investment and cash portfolio, realized gains or losses on sales of marketable securities, as well as income recognized upon settlement of certain foreign currency contracts. The increase in interest income and other, net compared to the same period in the prior fiscal year is primarily due to the increase in short-term interest rates.

Provision for Income Taxes

For the quarter ended March 31, 2006

Our effective income tax rate, after deduction for stock-based compensation, was 6.2% and 23.5% for the three months ended March 31, 2006 and 2005, respectively, and 13.1% and 24.9% for the nine months ended March 31, 2006 and 2005, respectively. The current quarter decrease in the effective tax rate is primarily due to adjustments to our estimated liabilities for income taxes resulting from the expiration of the statute of limitations for certain tax years. Excluding these items, our tax rate for the three months ending March 31, 2006 would have been 26.8%.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, non tax-deductible expenses incurred in connection with acquisitions, amount of tax-exempt interest income and research and development credits as a percentage of aggregate pre-tax income, the resolution of outstanding tax contingencies, and the effectiveness of our tax planning strategies.

For the quarter ended December 31, 2005

Our effective income tax rate, after deduction for stock-based compensation, was 17.8% and 22.6% for the three months ended December 31, 2005 and 2004, respectively, and 17.0% and 25.6% for the six months ended December 31, 2005 and 2004, respectively. The current quarter decrease in the effective tax rate is primarily due to implementation of SFAS No. 123(R), favorable adjustments due to statute of limitation expiration and adjustments to previously estimated tax liabilities. Excluding these items, our tax rate after stock-based compensation deduction for the three months ended December 31, 2005 would have been 29.9%. In general, our tax rate differs from the statutory rate of 35% largely due to benefits realized from Extraterritorial Income (“ETI”) exclusion, research and development tax credits, reduced taxes on foreign earnings, tax exempt interest and domestic production deduction benefits.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, non tax-deductible expenses incurred in connection with acquisitions, amount of tax-exempt interest income and research and development credits as a percentage of aggregate pre-tax income, the resolution of outstanding tax contingencies, and the effectiveness of our tax planning strategies.

For the quarter ended September 30, 2005

Our effective income tax rate was 16.1% and 28.55% for the three months ended September 30, 2005 and 2004, respectively. The current quarter decrease in the effective tax rate is primarily due to implementation of SFAS No. 123(R), reinstatement of the federal research and development tax credit, successful conclusion of international tax audits and the expiration of applicable statutes of limitations. In general, the effective income tax rate differs from the statutory rate of 35% largely as a function of benefits realized from our ETI exclusion, research and development tax credits and tax exempt interest.

On October 22, 2004 the American Jobs Creation Act (“AJCA”) was signed into law. The AJCA provides for a deduction of 85% of certain non-U.S. earnings that are repatriated to the U.S., as defined in the AJCA. The Company decided not to repatriate earnings from overseas under this provision after a careful review of the law, U.S. Treasury published guidance and the Company’s earnings by jurisdiction.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, non tax-deductible expenses incurred in connection with acquisitions, amounts of tax-exempt interest income and research and development credits as a percentage of aggregate pre-tax income, the resolution of outstanding tax contingencies, and the effectiveness of our tax planning strategies.